Exhibit 99.1

ICSID ad hoc Committee Finds in Favor of Kenon Against the Republic of Peru in Annulment Application

Singapore, June 29, 2026. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces that an ad hoc committee (the “Committee”) constituted by the International Centre for Settlement of Investment Disputes (“ICSID”) has issued a decision in favor of Kenon and its wholly-owned subsidiary IC Power Ltd. (“IC Power”), rejecting all of the Republic of Peru’s arguments and dismissing Peru’s application for partial annulment in relation to the arbitration award (the “Award”) issued by ICSID in October 2023 against Peru in favor of Kenon and IC Power. The Committee also ordered Peru to pay Kenon and IC Power approximately $1.3 million, which amounts to approximately 50% of their legal fees incurred in defending the annulment application. As of June 29, 2026, the total amount of the Award, together with awarded fees, costs and accrued interest, was approximately $200 million, with Kenon’s estimated share of the Award (as further described below), including interest and net of certain outstanding arbitration costs, approximately $93 million, subject to tax.

As previously disclosed, pursuant to the Award, Peru was ordered to pay Kenon and IC Power a total of $110.7 million in damages together with $5.1 million in fees and costs, and pre-award interest (from November 24, 2017) as well as post-award interest at a rate of 6.91% per annum, compounding annually. As of June 29, 2026, pre- and post-award interest on the Award is approximately $86 million. Interest will continue to accrue until the Award is paid.

Furthermore, as previously disclosed, Kenon and IC Power have entered into an agreement with a capital provider to provide capital for expenses in relation to the pursuit of their arbitration claims against Peru and other costs. In the event that Kenon or IC Power receives proceeds in connection with the Award or settlement thereof, the capital provider will be entitled to be repaid the amount committed by the capital provider (which, to date, has equaled $12 million) and to receive up to approximately 55% of the net claim proceeds, subject to the terms of the agreement among Kenon, IC Power and the capital provider.

The Award, the ICSID annulment application and related proceedings are described in Kenon’s annual report on Form 20-F for the year ended December 31, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to the Award and interest accruing thereon and related proceedings, the amount of Kenon’s share of the Award and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Award and enforcement thereof and the agreement with the capital provider including the risks as to the timing and amount, if any, that may be received by Kenon and/or IC Power in connection with the Award and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.